Exhibit 99.4

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 11 February 2004 that on 10 February 2004 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (“the Trust”) disposed of 7,209 Ordinary Shares at a price of £1.4707 per share and 32,007 Ordinary Shares at a price of £1.4775 per share.

Following the disposal, 57,718,939 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore, Charles Herlinger and Lord Robertson of Port Ellen (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.